As filed with the Securities and Exchange Commission on November 26, 2003

Registration Statement No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MIDDLESEX WATER COMPANY

(Exact name of registrant as specified in its charter)

New Jersey	22-1114430
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1500 Ronson Road, Iselin, New Jersey 08830

(732) 634-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARION F. REYNOLDS

Vice President, Secretary and Treasurer

Middlesex Water Company

1500 Ronson Road, Iselin, New Jersey 08830-3020

(732) 634-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

PETER D. HUTCHEON, ESQ.	JUSTIN P. KLEIN, ESQ.
Norris, McLaughlin & Marcus, P.A.	Ballard Spahr Andrews & Ingersoll, LLP
721 Route 202-206, P.O. Box 1018	1735 Market Street, 51st Floor
Somerville, New Jersey 08876-1018	Philadelphia, Pennsylvania 19103-7599
(908) 722-0700	(215) 665-8500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective, registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock	800,000 shares	$18.78	$15,024,000	$1,215.44

(1)	Includes 100,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.
(2)	Solely for purposes of calculating the registration fee, a proposed offering price of $18.78 per share has been assumed in accordance with Rule 457(c), which was the average of the high and low prices of the Common Stock as reported by the Nasdaq National Market System on November 21, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not including an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2003

PROSPECTUS

700,000 Shares

Common Stock

We are offering 700,000 shares of our common stock with this prospectus.

Our common stock is listed for trading on the Nasdaq Stock Market’s National Market under the symbol MSEX. On November 25, 2003 the last reported sale price for our common stock was $19.35 per share.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 100,000 additional shares of common stock upon the same terms and conditions as the shares offered hereby to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Middlesex Water Company	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

JANNEY MONTGOMERY SCOTT LLC	EDWARD D. JONES & CO., L.P.

The date of this prospectus is                     , 2004.

[INSERT MAP]

PROSPECTUS SUMMARY

This Prospectus Summary calls your attention to the most significant aspects of the offering covered by this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the Underwriters’ over-allotment option will not be exercised. All share information and per share prices contained in this prospectus reflect our four-for-three common stock split effective November 14, 2003. The terms “Company” “we,” “our,” and “us” refer to Middlesex Water Company and its subsidiaries, including Tidewater Utilities, Inc. (“Tidewater”) (and Tidewater’s wholly-owned subsidiaries, Southern Shores Water Company, LLC (“Southern Shores”) and White Marsh Environmental Systems, Inc. (“White Marsh”)), Pinelands Water Company (“Pinelands Water”) and Pinelands Wastewater Company (“Pinelands Wastewater” and collectively with Pinelands Water, “Pinelands”), Utility Service Affiliates, Inc. (“USA”), Utility Service Affiliates (Perth Amboy) Inc., (“USA-PA”) and Bayview Water Company (“Bayview”). The term “you” refers to a prospective investor. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including especially the “Risk Factors” section, as well as the documents we have referred you to.

Our Company

Middlesex Water Company has operated as a water utility in New Jersey since 1897, and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of collecting, treating, distributing and selling water for domestic, commercial, municipal, industrial and fire protection purposes. We also operate a New Jersey municipal water and wastewater system under contract and provide wastewater services in New Jersey and Delaware through our subsidiaries. We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.

Our New Jersey water utility system (the “Middlesex System”) provides water services to approximately 58,000 retail customers, primarily in central New Jersey. The Middlesex System also provides water service under contract to municipalities in central New Jersey with a total population of approximately 267,000. In partnership with our subsidiary, USA-PA, we operate the water supply system and wastewater system for the City of Perth Amboy, New Jersey. Our other New Jersey subsidiaries, Pinelands Water and Pinelands Wastewater, provide water and wastewater services to residents in Southampton Township, New Jersey.

Our Delaware subsidiaries, Tidewater and Southern Shores, provide water services to approximately 23,000 retail customers in New Castle, Kent and Sussex Counties, Delaware. Our other Delaware subsidiary, White Marsh, services an additional 1,900 customers in Kent and Sussex Counties. Our customer base in Delaware has the potential to grow substantially with the existing territories we currently serve. Assuming maximum build-out in the developments we currently serve or are under contract with, we project our customer base to grow to 38,000 customers – an increase of 65% – even without the acquisition of additional developments. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 1990 to 2000, the population in Kent and Sussex Counties increased 14.1% and 38.3%, respectively.

Our Strategy

We strive to increase shareholder value by:

•	maintaining and strengthening our position as a reliable provider of quality water and wastewater services;

•	continuing to increase our retail customer base in Delaware;

•	providing new water and wastewater service related businesses that are not regulated utilities;

•	acquiring other water and wastewater utilities; and

•	pursuing additional contracts for the operation and management of municipal water and wastewater systems.

Recent Developments

Dividend Increase

We have paid cash dividends on our common stock each year since 1912. On October 23, 2003, our Board of Directors approved a 2.3% increase in our quarterly cash dividend from $0.1613 per share to $0.1650 per share. This increase will be effective for our cash dividend payable on December 1, 2003, to shareholders of record on November 14, 2003. This represents an increase in the dividend rate on an annualized basis from $0.6452 per share to $0.66 per share effective with the December 1, 2003 dividend payment. The annual dividend has increased every year since 1973.

Four-for-Three Common Stock Split

On August 28, 2003, our Board of Directors approved a four-for-three split of our common stock. The stock split was made effective on November 14, 2003, to shareholders of record on November 1, 2003. This is the second time we have split our common stock in the past two years. All share and per share amounts set forth in this prospectus have been restated to reflect such stock splits.

Rate Case Filings

Middlesex Water Company filed a 17.8% base rate increase petition with the New Jersey Board of Public Utilities (“BPU”) on November 5, 2003. Increased operating expenses and utility plant investment necessitated the rate increase request. Tidewater filed for an increase in its Distribution System Improvement Charge (“DSIC”) on November 24, 2003 with the Delaware Public Service Commission (“PSC”). We cannot predict, however, whether the BPU or PSC will approve, deny or reduce the amount of our request. Additionally, we expect to file a base rate increase petition with the BPU for our two Pinelands subsidiaries prior to December 31, 2003, requesting up to an overall increase for those systems of approximately 20%.

Our Address and Telephone Number

Our executive offices are located at 1500 Ronson Road, Iselin, New Jersey 08830-3020 and our telephone number is (732) 634-1500.

THE OFFERING

Common Stock offered no par value	700,000 shares

Common Stock to be outstanding after the offering	11,247,180 shares(1)

Nasdaq symbol	MSEX

Common Stock 52-week price range (through November 25, 2003)	Low: $15.38 per share High: $21.23 per share

Annualized dividend rate	$0.66 per share

Use of proceeds	We expect to use the net proceeds to repay in full all of our outstanding short-term borrowings.

(1)	The shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of October 31, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth summary consolidated financial data for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003. The summary consolidated financial data as of September 30, 2003, and for the nine months ended September 30, 2003 and 2002, have been derived from our unaudited financial statements which have been incorporated by reference in this prospectus, and in the opinion of management, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 2003, and the results of operations for the nine month periods ended September 30, 2003 and 2002. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of results which may be expected for the full year. The summary consolidated financial data as of December 31, 2002 and 2001, and for the three years ended December 31, 2002, have been derived from our audited financial statements which have been incorporated by reference in this prospectus. The summary consolidated financial data as of December 31, 2000, has been derived from audited financial statements not included herein. The information set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) located elsewhere in this prospectus and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements incorporated by reference in this prospectus. Historical and interim operating results are not necessarily indicative of results for any other interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
Consolidated Income Statement Data:
Operating Revenues	$48,565	$46,738	$61,933	$59,638	$54,477
Operating Expenses	39,581	37,422	49,466	48,145	44,538
Net Income	5,421	5,738	7,765	6,953	5,305
Earnings Applicable to Common Stock	5,230	5,547	7,511	6,698	5,051
Earnings per Share of Common Stock:
Basic	$0.50	$0.54	$0.73	$0.66	$0.50
Diluted	0.50	0.54	0.73	0.66	0.50
Dividends Paid per Share of Common Stock	$0.484	$0.473	$0.634	$0.623	$0.613
Average Number of Shares Outstanding:
Basic	10,448	10,258	10,277	10,128	10,041
Diluted	10,791	10,602	10,621	10,472	10,385

	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000
Consolidated Balance Sheet Data:
Total Assets	$255,005	$243,048	$244,604	$236,374	$219,400
Utility Plant-Net	216,824	205,218	207,943	196,063	188,278
Common Equity	79,661	75,835	76,501	72,290	70,635
Convertible Preferred Stock	2,961	2,961	2,961	2,961	2,961
Nonredeemable Preferred Stock	1,102	1,102	1,102	1,102	1,102
Long-Term Debt (excluding current portion)	97,456	87,499	87,483	88,140	82,109
Total Debt	111,016	105,387	105,733	101,724	88,374

RISK FACTORS

We have described for you below some risks involved in investing in the common stock offered under this prospectus. We believe the risks and uncertainties described below are the most significant ones we face. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we have filed with the Securities and Exchange Commission which are incorporated in this prospectus by reference.

We are subject to regulation in rates we charge our customers and cannot raise utility rates without first filing a petition with the appropriate governmental agency. These agencies may modify, delay or deny our petition, which may adversely affect our business.

The BPU regulates all of our public utility companies in New Jersey. The BPU regulates these utilities with respect to rates and charges for service, classification of accounts, awards of new service territory, acquisitions and other matters. That means, for example, that we cannot raise the utility rates we charge to our customers without first filing a petition with the BPU and going through a lengthy administrative process. In much the same way, the PSC regulates our public utility companies in Delaware. We cannot give assurances of when we will request approval for any such matter, nor can we predict whether the BPU or PSC will approve, deny or reduce the amount of any such requests.

Certain costs of doing business are not within our control. For example, beginning on August 1, 2003, with the deregulation of the electricity generation market in New Jersey, our electric commodity unit costs increased by over 40% and the remaining regulated portion of our electricity rates rose 15%. These and other increased costs have prompted us to file a rate increase petition with the BPU. There can be no assurance, however, that we will receive BPU approval for this, or any future rate increases, to address increased electricity or any other increased costs. The failure to obtain any rate increase would have a material adverse effect on our financial condition.

We are subject to environmental and other governmental laws and regulations that may impose costs and restrictions on our business.

Federal, state, regional and local governmental entities regulate many aspects of our business. Among the most important of these are our water diversion rights, our water quality and other environmental matters. We cannot predict whether we will be able to continue to comply with these laws and regulations as currently in effect or as they may change in the future. If we fail to comply with government regulations, it could have a material adverse effect on our financial condition and our results of operations.

These entities regulate the quality of water we supply to our customers, as well as our water supply, treatment and distribution systems. These governmental agencies continually review such regulations and may propose new, more restrictive requirements in the future. These may include stricter limitations on the permissible levels of certain chemicals and compounds in the water. We do not know what the costs may be to meet such stricter limits, if adopted as new laws or regulations. Those costs could be very high and may have a material adverse effect on our financial condition and results of operations.

We require financing to grow our business. Any failure to obtain adequate capital to finance expansion and ongoing capital programs may have a material adverse effect on our financial condition and results of operations.

We require financing to continue our expansion efforts and to fund our ongoing capital program. Going forward into 2004 through 2006, we project that we will be required to expend approximately $67.0 million for ongoing capital projects. We would need regulatory approval if we wanted to sell debt or equity securities to raise capital for such projects. We may find in the future that sufficient capital is not available, that the cost of capital is too high for future expansion and construction, or that the regulatory authorities deny our petition to sell debt or equity securities. Any failure to obtain adequate capital to finance our expansion and construction programs could impact our contractual obligations and capital programs, and have a material adverse effect on our financial condition and results of operations.

Weather conditions and overuse of underground aquifers may interfere with our sources of water, demand for water services, and our ability to supply water to customers.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Unexpected conditions may interfere with our water supply sources. Drought and overuse of underground aquifers may limit the availability of ground and surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers. Governmental drought restrictions might result in decreased use of water services and can adversely affect our revenue and earnings. Additionally, cool and wet weather may reduce consumption demands, also adversely affecting our revenue and earnings. Freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. Any interruption in our water supply could have a material adverse effect on our financial condition and results of operations.

Our water sources may become contaminated by naturally occurring or man-made compounds and events. This may cause disruption in services and adversely affect our business.

Our sources of water may become contaminated by naturally-occurring or man-made compounds and events. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water source through our transmission and distribution systems. We may also incur significant costs in treating the contaminated water through expansion of our current treatment facilities, or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have a material adverse effect on our financial condition and results of operations.

Additionally, in the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the health and security of the United States of America, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We are at risk for terrorist attacks and have, and will continue to bear, increased costs for security precautions to protect our facilities, operations and supplies from such risks.

We face competition from other utilities and service providers which might adversely affect our growth and financial condition.

We face the risks of competition from other utilities authorized by federal, state or local agencies. Once a utility regulator grants a service territory to a utility, that utility is usually the only one to service that territory. Although a new territory offers some protection against competitors, the pursuit of service territories is competitive, especially in Delaware where new territories may be awarded to utilities based upon competitive negotiation. Competing utilities have challenged, and may in the future challenge, our applications for new service territories. Also, third parties entering into long-term agreements to operate municipal systems might adversely affect us and our long-term agreements to supply water on a contract basis to municipalities.

We have a long-term contractual obligation for water and wastewater system operation and maintenance under which we may incur costs in excess of payments received.

Middlesex Water Company and USA-PA operate and maintain the water and wastewater systems of Perth Amboy, New Jersey under a multi-year contract. This contract does not protect us against incurring costs in excess of payments we will receive pursuant to the contract. There can be no assurance that we will not experience losses resulting from this contract. Losses under this contract or our failure or inability to perform may have a material adverse effect on our financial condition and results of operations. Also, in connection with this contract, Perth Amboy, through the Middlesex County Improvement Authority, issued approximately $68.0 million in three series of bonds. We have guaranteed one of those series of bonds in the principal amount of approximately $26.3 million. If Perth Amboy defaults on its obligations to pay the bonds we have guaranteed, it may have a material adverse effect on our financial condition and results of operations.

An important element of our growth strategy is the acquisition of water and wastewater systems. Any pending or future acquisitions we decide to undertake may involve risks.

The acquisition and integration of water and wastewater systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. Further, acquisitions may result in the dilution of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and other acquisition related expenses. In addition, the businesses and other assets we acquire may not achieve the sales and profitability expected. Some or all of these potential outcomes could have a material adverse effect on our business and results of operations.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior management team. The loss of the services of any member of our senior management or the inability to hire and retain experienced management personnel could have a material adverse effect on our business and results of operations.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

Our Restated Certificate of Incorporation and our Indenture of Mortgage dated as of April 1, 1927, as supplemented (“Mortgage”) impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since 1912 and have increased the amount of dividends paid each year since 1973. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

We are subject to anti-takeover measures that may be used to discourage, delay or prevent changes of control.

Subsection 10A of the New Jersey Business Corporation Act, known as the Shareholder Protection Act, applies to us. The Shareholder Protection Act deters merger proposals, tender offers or other attempts to effect changes in our control that are not negotiated and approved by our Board of Directors. In addition, we have a classified Board of Directors, which means only one third of the Directors are elected each year. A classified Board can make it harder for an acquirer to gain control by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. Our Board of Directors also has the ability, subject to obtaining BPU approval, to issue one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix. This could be used to discourage, delay or prevent an acquisition.

FORWARD LOOKING STATEMENTS

We discuss certain matters in this document which are not historical facts, but which are “forward looking statements.” We intend these “forward looking statements” to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These “forward looking statements” include, but are not limited to, statements regarding:

•	our expected profitability and results of operations;

•	strategic plans for growth;

•	the amount and timing of rate increases and other regulatory matters;

•	expectations and events concerning capital expenditures; and

•	the availability of our water supply.

The “forward looking statements” in this prospectus reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think “forward looking statements” in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to, general stock market risks, government regulation and fluctuating economic conditions.

USE OF PROCEEDS

The net proceeds from the sale of the common stock offered by this prospectus, after deducting the Underwriters’ commissions and estimated offering expenses, is estimated to be $12.5 million. We expect to use the net proceeds to repay in full all of our outstanding short-term borrowings from PNC Bank ($10.0 million at 1.67% interest, maturing on January 16, 2004) and Fleet Bank ($2.5 million at 1.56% interest, maturing on January 16, 2004). These short-term borrowings were incurred to finance expenses associated with our capital program in Delaware.

CAPITALIZATION

Shown in the table below are the components of our capital structure as of September 30, 2003 and on an adjusted basis reflecting the net proceeds from the sale and issuance of 700,000 shares of our common stock under this offering:

	September 30, 2003 (Dollars in thousands)
	Actual	% of Capitalization	As Adjusted	% of Capitalization
Common Stock Equity	$79,661	44.0%	$92,161	47.6%
Preferred Stock
Convertible	2,961	1.6%	2,961	1.5%
Nonredeemable	1,102	0.6%	1,102	0.6%
Long-Term Debt (1)	97,456	53.8%	97,456	50.3%

Total Capitalization	$181,180	100.0%	$193,680	100.0%

Short-Term Debt (2)	$13,561		$1,061

(1)	Excludes current maturities.
(2)	Includes current maturities of long-term debt.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Cash dividends on our common stock have been paid each year since 1912, and the annual dividend has increased every year since 1973. On October 23, 2003, the Board of Directors declared a quarterly cash dividend of $0.165 per share payable on December 1, 2003, to shareholders of record on November 14, 2003, reflecting an increase of 2.3%.

The Board of Directors’ policy has been to pay cash dividends on the common stock on a quarterly basis. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by the Board of Directors.

Our common stock is listed on the Nasdaq National Market and trades under the symbol “MSEX.” On October 31, 2003 we had 2,102 common shareholders of record.

The following table sets forth the range of sales prices of the common stock, as reported by the Nasdaq National Market and dividends paid thereon for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003.

	Sales Price
			Quarterly Cash Dividends
	High	Low
2003:
Fourth Quarter (through November 25, 2003)	$20.61	$18.19	$0.1650	(1)
Third Quarter	21.23	17.72	0.1613
Second Quarter	18.49	16.32	0.1613
First Quarter	18.00	15.77	0.1613

2002:
Fourth Quarter	$17.36	$15.38	$0.1613
Third Quarter	19.43	13.73	0.1575
Second Quarter	20.04	15.53	0.1575
First Quarter	17.74	16.70	0.1575

2001:
Fourth Quarter	$17.23	$14.69	$0.1575
Third Quarter	17.12	15.50	0.1538
Second Quarter	18.73	15.00	0.1538
First Quarter	17.00	14.69	0.1538

(1)	Payable on December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth selected consolidated financial data for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003. The selected consolidated financial data as of September 30, 2003, and for the nine months ended September 30, 2003 and 2002, have been derived from our unaudited financial statements which have been incorporated by reference in this prospectus, and in the opinion of management, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 2003, and the results of operations for the nine month periods ended September 30, 2003 and 2002. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of results which may be expected for the full year. The selected consolidated financial data as of December 31, 2002 and 2001, and for the three years ended December 31, 2002, have been derived from our audited financial statements which have been incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2000, 1999 and 1998, and for the two years ended December 31, 1999, have been derived from audited financial statements not included herein. The information set forth below should be read in conjunction with MD&A, located elsewhere in this prospectus, and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements incorporated by reference in this prospectus. Historical and interim operating results are not necessarily indicative of results for any other interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001(1)	2000	1999(2)	1998
Consolidated Income Statement Data:
Operating Revenues	$48,565	$46,738	$61,933	$59,638	$54,477	$53,497	$43,058
Operating Expenses	39,581	37,422	49,466	48,145	44,538	42,832	33,909
Net Income	5,421	5,738	7,765	6,953	5,305	7,881	6,521
Earnings Applicable to Common Stock	5,230	5,547	7,511	6,698	5,051	7,580	6,202
Earnings per Share of Common Stock:
Basic	$0.50	$0.54	$0.73	$0.66	$0.50	$0.77	$0.71
Diluted	0.50	0.54	0.73	0.66	0.50	0.76	0.71
Dividends Paid per Share of Common Stock	$0.484	$0.473	$0.634	$0.623	$0.613	$0.593	$0.578
Average Number of Shares Outstanding:
Basic	10,448	10,258	10,277	10,128	10,041	9,851	8,706
Diluted	10,791	10,602	10,621	10,472	10,385	10.294	9,158

	As of September 30,		As of December 31,
	2003	2002	2002	2001(1)	2000	1999(2)	1998
Consolidated Balance Sheet Data:
Total Assets	$255,005	$243,048	$244,604	$236,374	$219,400	$215,036	$203,501
Utility Plant-Net	216,824	205,218	207,943	196,063	188,278	179,722	159,116
Common Equity	79,661	75,835	76,501	72,290	70,635	70,489	66,729
Convertible Preferred Stock	2,961	2,961	2,961	2,961	2,961	2,961	2,961
Nonredeemable Preferred Stock	1,102	1,102	1,102	1,102	1,102	1,102	1,102
Long-Term Debt (excluding current portion)	97,456	87,499	87,483	88,140	82,109	82,330	78,032
Total Debt	111,016	105,387	105,733	101,724	88,374	84,532	79,103

(1)	In 2001, we acquired the assets of a 300-customer water utility in Cumberland County, New Jersey, which we now operate as Bayview, and we also acquired Southern Shores, a 2,200-customer system in Southern Delaware.
(2)	Beginning January 1, 1999, USA-PA, along with Middlesex, has operated and maintained the City of Perth Amboy’s water and wastewater systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Middlesex Water Company has operated as a water utility in New Jersey since 1897, and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of collecting, treating, distributing and selling water for domestic, commercial, municipal, industrial and fire protection purposes. We also operate a New Jersey municipal water and wastewater system under contract and provide wastewater services in New Jersey and Delaware through our subsidiaries. We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.

Our New Jersey water utility system (the “Middlesex System”) provides water services to approximately 58,000 retail customers, primarily in central New Jersey. The Middlesex System also provides water service under contract to municipalities in central New Jersey with a total population of approximately 267,000. In partnership with our subsidiary, USA-PA, we operate the water supply system and wastewater system for the City of Perth Amboy, New Jersey. Our other New Jersey subsidiaries, Pinelands Water and Pinelands Wastewater, provide water and wastewater services to residents in Southampton Township, New Jersey.

Our Delaware subsidiaries, Tidewater and Southern Shores, provide water services to approximately 23,000 retail customers in New Castle, Kent and Sussex Counties, Delaware. Our other Delaware subsidiary, White Marsh, services an additional 1,900 customers in Kent and Sussex Counties.

The majority of our revenue is generated from retail and contract water services to customers in our service areas. We record water service revenue as such service is rendered and include estimates for amounts unbilled at the end of the period for services provided after the last billing cycle. Fixed service charges are billed in advance by our subsidiary, Tidewater, and are recognized in revenue as the service is provided.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements contained in our most recent Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q. All share and per share amounts discussed below reflect the four-for-three common stock split effective November 14, 2003.

Results of Operations—Nine Months Ended September 30, 2003

Operating revenues for the nine months rose $1.8 million or 3.9% over the same period in 2002. Customer growth of 9.1% in Delaware provided additional facility charges and connection fees of $1.2 million. Higher base rates in our Delaware service territories provided $0.5 million of the increase. Cool and wet weather in the Mid-Atlantic region pushed Tidewater’s consumption revenue down by $0.4 million and Middlesex consumption revenue down by $0.1 million. Revenues from our operations and maintenance contracts rose $0.5 million due to scheduled increases in fixed fees under the City of Perth Amboy contract. Wastewater operations in Delaware provided $0.1 million in additional revenues.

Operating expenses increased by $2.2 million or 5.8%. Costs related to main breaks resulting from severe winter weather conditions in the first quarter of 2003 contributed to additional expenses of $0.3 million. There were also higher sewer disposal costs of $0.3 million for USA-PA. An increase in our Delaware employee base, general wage increases and higher costs associated with employee medical and retirement benefits pushed up costs by $0.4 million. In New Jersey, payroll costs, employee benefits and legal fees pushed up costs by $0.8 million. Water treatment, source of supply and pumping costs increased by $0.4 million combined. Other taxes increased by $0.2 million generally due to payroll related taxes and real estate taxes in both New Jersey and Delaware. Lower federal income taxes of $0.5 million over last year are attributable to the unfavorable operating results during the first nine months of 2003.

Depreciation expense increased by $0.3 million or 7.6% due to a higher level of utility plant in service.

Other income decreased by $0.1 million as interest rates fell on short-term cash balance investments.

Allowance for funds used during construction rose $0.1 million for the year as Tidewater’s capital program now includes larger projects with longer construction schedules.

Net income decreased to $5.4 million from $5.7 million and basic and diluted earnings per share decreased by $0.04 to $0.50.

Results of Operations 2002 Compared to 2001

Operating revenues increased $2.3 million or 3.9% over the prior year. Higher base rates in New Jersey and Delaware provided $1.9 million of the increase. A full year of ownership of the Bayview and Southern Shores systems generated additional revenue of $0.4 million. Service fees from our operation and maintenance contracts rose $0.2 million due to an increase in fixed fees for sewer disposal under the City of Perth Amboy contract.

Consumption revenues decreased by $0.2 million. Drought restrictions in New Jersey caused decreased usage in the amount of $1.3 million. The continued double-digit growth of our Tidewater customer base offset $1.1 million of the lower consumption revenues.

Operating expenses increased $1.3 million for the year. Operation and maintenance (“O&M”) expenses accounted for $1.0 million of the increase. There were higher sewer costs of $0.2 million for USA-PA. General wage increases, higher costs associated with employee medical and retirement benefits and an increase in our Delaware employee base, pushed up O&M costs by $0.7 million. Approximately $0.2 million was due to the inclusion of expenses of Southern Shores for the entire year. Increases in business insurances, audit fees and stock exchange filing fees amounted to $0.2 million. A favorable decrease in water production and treatment costs of $0.3 million was due to drought related consumption decreases in our New Jersey operations.

Other taxes increased by $0.2 million due to revenue related taxes in New Jersey, increased real estate taxes and payroll taxes in both New Jersey and Delaware. Higher federal income taxes of $0.2 million over 2001 were attributable to favorable operating results over that year.

Depreciation expense decreased by $0.1 million, or 1.7%, due to the full recovery of our investment in transportation equipment, which we depreciate at a higher rate than our mains and appurtenances.

Allowance for funds used during construction rose $0.1 million for the year as the capital programs of Middlesex Water Company and Tidewater now include larger projects with longer construction periods. Other income was lower by $0.2 million due mostly to the recognition of a one time gain reported in 2001 by a small investor-owned water utility in southern Delaware, in which we own a 23% interest.

Even though there was a higher level of long-term and short-term debt outstanding compared to 2001, lower interest rates on short-term debt and the $6.0 million refinancing of long-term debt at a lower rate helped to keep the interest expense increase to 2.0% or $0.1 million.

Net income rose to $7.8 million from $7.0 million and basic and diluted earnings per share rose $0.07 from $0.66 to $0.73 per share.

Results of Operations 2001 Compared to 2000

Operating revenues grew to $59.6 million from $54.5 million amounting to a 9.4% increase. Favorable weather patterns resulted in higher consumption in our New Jersey service areas and provided $2.1 million of additional revenues. Delaware enjoyed both favorable weather patterns and customer growth of 24%, which accounted for its revenue increase of $1.1 million. Rate increases, primarily in New Jersey, accounted for $2.0 million of revenue.

Total operating expenses rose 8.1% or $3.6 million over 2000. The cost of purchased water increased by $0.2 million, due to higher sales in the Middlesex System. This increased the operations expense portion of total operating expenses. Employee labor and benefits rose $0.4 million and rate case expenses were $0.2 million higher than 2000. Business insurances increased by $0.2 million. Maintenance increased by almost $0.2 million with almost 40% of the increase attributable to the two new systems, Southern Shores and Bayview, acquired in 2001.

Depreciation expense increased by almost 7.5% or less than $0.4 million. In addition to the increase to Utility Plant of $9.7 million during the year, an increase in the PSC approved composite depreciation rate for Tidewater were the primary reasons for the increase of this expense category.

Increases in real estate taxes of almost $0.2 million and gross receipts and franchise taxes on higher sales for us of $0.4 million accounted for much of the variance in other taxes. Federal income taxes grew by $1.1 million as net income rebounded by 31% compared to 2000. Other income jumped 38% as a result of a one-time gain by a small investor-owned water utility in southern Delaware. We are a 23% equity owner of that water utility.

Rate relief in New Jersey, customer growth in Delaware and the return of more typical spring and summer weather patterns to both regions, fueled higher revenues and the resulting increased net income.

Liquidity and Capital Resources

Our capital program for 2003 is estimated to be $18.0 million. We plan to expend $11.0 million for water system additions and improvements for our Delaware systems, which include the construction of two elevated tanks, a sludge removal plant and the creation of several new wells and interconnections. We have spent $2.7 million for the RENEW program, which is our program to clean and cement line unlined mains in the Middlesex System. There is a total of approximately 143 miles of unlined mains in the 730-mile Middlesex System. In 2003, 5.3 miles of unlined mains were cleaned and cement lined. The capital program also includes $4.3 million for scheduled upgrades to our existing systems in New Jersey. The scheduled upgrades consist of $0.7 million for mains, $0.8 million for service lines, $0.3 million for meters, $0.3 million for hydrants, $0.1 million for computer systems and $2.1 million for various other items. As of September 30, 2003, we had expended $13.1 million on our capital program.

To pay for our remaining capital program in 2003, we will utilize internally generated funds and funds available under existing New Jersey Environmental Infrastructure Trust (“NJEIT”) loans and Delaware State Revolving Fund (“SRF”) loans, which provide low cost financing for projects that meet certain water quality and system improvement benchmarks. If necessary, we will also utilize short-term borrowings through $30.0 million of available lines of credit with three commercial banks. As of September 30, 2003, we had $12.5 million outstanding against the lines of credit. We expect to use the net proceeds from this offering to repay in full all of our outstanding short-term borrowings.

The table below presents the estimated capital expenditures, in millions, for all our companies for 2004, 2005 and 2006:

	2004	2005	2006
Delaware Systems	$14.1	$12.8	$7.6
Raw Water Line	6.0	4.0	0.0
RENEW Program	3.8	3.0	3.0
Scheduled Upgrades to Existing Systems	4.5	4.6	3.5

Total	$28.4	$24.4	$14.1

Going forward into 2004 through 2006, we currently project that we will be required to expend approximately $67.0 million for capital projects. Plans to finance those projects are underway as we expect to receive approval to borrow up to $17.0 million under the NJEIT program in November of 2004. We anticipate that some of the capital projects in Delaware will be eligible for the SRF program in that state and we are pursuing those opportunities. We also expect to use internally generated funds and proceeds from the sale of common stock through the Dividend Reinvestment and Common Stock Purchase Plan.

Increases in certain operating costs will impact our liquidity and capital resources. For example, beginning on August 1, 2003, with the deregulation of the electricity generation market in New Jersey, our electric commodity unit costs increased by over 40% and the remaining regulated portion of our electricity rates rose 15%. Furthermore, the New Jersey Water Supply Authority (“NJWSA”) changed the way it contracts for supplemental water purchases with all contract customers, including us. These changes, which are effective January 1, 2004, are expected to increase our cost of raw water by at least 8.5%. Also, costs for our employee pension plan continue to rise as the return on plan assets have dropped due to the overall performance of the stock market prior to 2003. These increasing costs, when added to already higher costs for business insurances and security costs, prompted us to file for a 17.8% base rate increase with the BPU. We currently anticipate that this matter could be decided by the summer of 2004. There is no certainty, however, that the BPU will approve any or all of the requested increase.

In Delaware, Tidewater received approval for a 2.49% DSIC from the PSC, effective for services rendered on or after July 1, 2003. The DSIC is a separate rate mechanism that allows for cost recovery of certain capital improvement costs incurred in between base rate filings. Delaware regulated water utilities are allowed to apply for a DSIC every six months with the maximum increase limited to 5.0% in any twelve month period and a 7.5% overall limitation. Tidewater filed a petition for an increase in its DSIC to be effective January 1, 2004. When added to the existing DSIC rate, the new rate will be 4.89% over base rates. In addition, because Tidewater continues to make significant capital additions and improvements to its new and existing systems, it believes it will be necessary to file for a base rate increase by early spring 2004. That increase request, which is expected to be in excess of 20%, is due to the $20.0 million of additional utility plant placed in service or to be placed in service since the last rate case.

Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective after June 30, 2003. The adoption of SFAS 149 did not have any effect on our financial statements.

FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities And Equity (“SFAS 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any effect on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN 46”). The adoption of FIN 46 is not expected to have any effect on our financial statements.

OUR COMPANY

Overview

Middlesex Water Company was incorporated as a water utility company in 1897 and owns and operates regulated water utility systems in central and southern New Jersey and in Delaware as well as a regulated wastewater utility in southern New Jersey. We also operate water and wastewater systems on behalf of others in New Jersey and Delaware.

Middlesex System

The Middlesex System provides water services to approximately 58,000 retail customers, primarily in eastern Middlesex County, New Jersey and provides water under contract to the Township of Edison, the Boroughs of Highland Park and Sayreville, and both the Old Bridge and the Marlboro Township Municipal Utilities Authorities. The Middlesex System treats, stores and distributes water for residential, commercial, industrial and fire prevention purposes. Under a special contract, the Middlesex System also provides water treatment and pumping services to the Township of East Brunswick. The Middlesex System, through its retail and contract service operations, produced approximately 73% of our 2002 revenue and 70% of our revenue during the first nine months of 2003.

The Middlesex System’s retail customers are located in an area of approximately 55 square miles in Woodbridge Township, the City of South Amboy, the Boroughs of Metuchen and Carteret, portions of Edison Township and the Borough of South Plainfield in Middlesex County and, to a minor extent, a portion of the Township of Clark in Union County. The retail customers include a mix of residential customers, large industrial concerns and commercial and light industrial facilities. These retail customers are located in generally well- developed areas of central New Jersey. The contract customers of the Middlesex System comprise an area of approximately 141 square miles with a population of approximately 267,000. Contract sales to Edison, Sayreville, Old Bridge and Marlboro are supplemental to the existing water systems of these customers. The State of New Jersey in the mid-1980’s approved plans to increase available surface water supply to the South River Basin area of the state to permit a reduced use of ground water in this area. The Middlesex System provides treated surface water under long-term agreements to East Brunswick, Marlboro, Old Bridge and Sayreville consistent with the state-approved plan.

Tidewater Systems

Tidewater Utilities, Inc., together with its wholly-owned subsidiary, Southern Shores Water Company, L.L.C., provides water services to approximately 23,000 retail customers for domestic, commercial and fire protection purposes in over 240 separate community water systems in New Castle, Kent and Sussex Counties, Delaware. The Tidewater Systems produced approximately 13% of our total revenue in 2002 and 15% of our revenue during the first nine months of 2003. Tidewater has another wholly-owned subsidiary, White Marsh Environmental Systems, Inc., which owns the office building that Tidewater uses as its business office, and which operates water and wastewater systems under contract. White Marsh’s rates for water and wastewater operations are not regulated by the PSC.

Utility Service Affiliates (Perth Amboy)

Utility Service Affiliates (Perth Amboy) Inc., operates the City of Perth Amboy’s water and wastewater systems under a 20-year agreement, which expires in 2018. Perth Amboy has a population of 40,000 and has approximately 9,300 customers, most of whom are served by both systems. The agreement was effected under New Jersey’s Water Supply Public-Private Contracting Act and the New Jersey Wastewater Public/Private Contracting Act and requires USA-PA to lease from Perth Amboy all of its employees who currently work on the Perth Amboy water and wastewater systems. Under the agreement, USA-PA receives both fixed and variable fees based on increased system billing. Fixed fee payments began at $6.4 million in the first year and are to increase over the term of the 20-year contract to $9.7 million. Variable fees in 2002 were approximately $0.2 million. USA-PA produced approximately 12% of our total revenue in 2002 and 12% of our revenue during the first nine months of 2003.

In connection with these systems, we guaranteed a series of bonds in the principal amount of approximately $26.3 million. In addition to the agreement with Perth Amboy, USA-PA entered into a 20-year subcontract with a wastewater operating company for the operation and maintenance of the Perth Amboy wastewater system. The subcontract provides for the sharing of certain fixed and variable fees and operating expenses.

Pinelands System

Pinelands Water Company services 2,300 residential customers in Burlington County, New Jersey. The Pinelands System produced approximately 0.6% of our total revenue in 2002 and 0.7% of our revenue during the first nine months of 2003.

Pinelands Wastewater Company services approximately 2,300 primarily residential retail customers. Under contract, it also services one municipal wastewater system in Burlington County, New Jersey with about 200 residential customers. The Pinelands Wastewater System produced approximately 1.4% of our total revenue in 2002 and 1.3% of our revenue during the first nine months of 2003.

Utility Service Affiliates, Inc.

In 1999, we implemented a franchise agreement with the City of South Amboy (“South Amboy”) to provide water service and install water system facilities in South Amboy. The South Amboy franchise was approved by the BPU and its implementation significantly impacted two existing agreements entered into by the parties. The first agreement was for the sale of water to South Amboy on a wholesale basis. The second agreement was for the provision of management services for a fixed fee.

Bayview System

In April 2001, Bayview Water Company bought the assets of a 300-customer water utility in Cumberland County, New Jersey. The Bayview System produced less than 1.0% of our total revenue in 2002 and less than 1.0% of our revenue during the first nine months of 2003.

Our Strategy

We strive to increase shareholder value by:

•	maintaining and strengthening our position as a reliable provider of quality water and wastewater services;

•	continuing to increase our retail customer base in Delaware;

•	providing new water and wastewater service related businesses that are not regulated utilities;

•	acquiring other water and wastewater utilities; and

•	pursuing additional contracts for the operation and management of municipal water and wastewater systems.

Maintain and Strengthen our Position as a Reliable Provider of Quality Water and Wastewater Services

We believe that we meet or are better than all primary regulatory requirements for water quality. We also believe that we have adequate supplies to provide water in sufficient quantities to meet our customers’ current and future requirements in all of our service areas. In order to maintain and improve our ability to provide quality water in sufficient quantities, we regularly upgrade our facilities. We completed the upgrade and expansion of our Carl J. Olsen (“CJO”) Plant in Edison, New Jersey in 2000 in order to meet more stringent regulatory requirements anticipated for water quality and to increase our capacity to meet peak-day demands for water in the utility system serviced by the CJO Plant.

We also continue to improve our central New Jersey distribution system by cleaning and cement lining unlined pipe through our RENEW Program (“RENEW”). In 2003, we cleaned and lined 5.3 miles of water main in Woodbridge Township, New Jersey. This program helps eliminate interior pipe restrictions and improves water quality and flow. In addition to rehabilitating the older water mains, RENEW provides for new valves, hydrants and service lines to be installed where necessary. Since establishing RENEW in 1995, we have rehabilitated approximately 53.5 miles of water main. Since 1999, the funding for this program has come from low-interest loans from the State Revolving Fund Program administered by the New Jersey Environmental Infrastructure Trust.

Continue to Increase our Retail Customer Base in Delaware

Since 1992, we have increased our retail customer base in Delaware from approximately 3,000 to approximately 23,000 through acquisitions and customer growth. In August 2001, our Tidewater subsidiary acquired Southern Shores, a 2,200-customer system in southern Delaware. Our customer base in Delaware has the potential to grow substantially with the existing territories we currently serve. Assuming maximum build-out in the developments we currently serve or are under contract with, we project our customer base to grow to 38,000 customers – an increase of 65% – even without the acquisition of additional developments. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 1990-2000, the population in Kent and Sussex Counties increased 14.1% and 38.3%, respectively.

Provide New Water and Wastewater Service Related Businesses that are not Regulated Utilities

White Marsh has begun a campaign to acquire contracts to operate non-regulated wastewater systems throughout Delaware. Systems currently under contract or expected to be signed shortly will generate annual revenues of approximately $0.1 million. We believe this campaign puts us in a better position to obtain additional water and wastewater projects in Delaware.

Middlesex Water Company and USA have jointly entered into a venture with an entity that offers meter installation and related services. This venture seeks to obtain competitively bid service contracts with municipalities in the Mid-Atlantic and New England regions. The contract work may include any or all of the following: meter purchases, replacement meter program, new meter program and meter testing.

Acquire Other Water and Wastewater Utilities

We have successfully grown through acquisitions in the past and will continue to seek such growth opportunities in the future. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water and wastewater systems and will continue to engage in activities with respect to potential acquisitions, such as identifying suitable acquisition opportunities, analyzing and investigating potential acquisitions, and attempting to negotiate mutually agreeable terms with acquisition candidates.

Pursue Additional Contracts for the Operation and Management of Municipal Water and Wastewater Systems

Since January 1, 1999, USA-PA has operated and maintained the City of Perth Amboy’s water and wastewater systems. We are paid both fixed and variable fees based on increased system billings. In light of the success we have had with this contract, we continue to seek opportunities to enter into contracts with additional municipalities to operate their water and wastewater systems. For example, in August 2003, we submitted a bid to operate water and wastewater facilities for two major military installations located in New Jersey. In addition, we have been awarded an operation and maintenance contract with the town of Ocean View, Delaware. Such contracts provide another way for us to expand our service territories and increase the number of customers we serve.

Summary of Statistical Information (Consolidated Operations)

The following table sets forth certain summary statistical information for our Company.

	Nine Months Ended September 30,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998
		(In thousands)
REVENUES
Residential	$19,162	$24,793	$22,916	$20,640	$19,724	$17,816
Commercial	4,770	6,032	6,054	5,691	5,447	4,917
Industrial	5,569	7,368	7,544	7,116	6,483	6,801
Fire Protection	5,146	6,495	6,182	5,816	5,477	4,967
Contract Sales	6,467	8,728	8,806	7,808	8,321	7,519
Contract Operations	6,074	7,465	7,288	6,837	7,489	465
Other	1,377	1,052	848	569	556	573

Total	$47,188	$61,933	$59,638	$54,477	$53,497	$43,058

	As of September 30,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998
Customers	93,916	91,922	88,985	84,300	80,573	69,316
Population Served (Retail)	371,000	362,936	351,252	337,000	322,000	271,000
Miles of Main	1,138	1,118	1,070	1,011	967	962
Fire Hydrants	5,876	5,791	5,663	5,250	5,049	4,913
Pumpage (million gallons)	13,878	18,158	18,722	17,991	18,484	17,552
Average Daily Pumpage (million gallons)	50.8	49.7	51.3	49.2	50.6	48.1

Water Supplies and Contracts

Our New Jersey and Delaware water supply systems are physically separate and are not interconnected. In New Jersey, the Pinelands System and Bayview System are not interconnected with the Middlesex System or each other. We believe we have adequate sources of water supply to meet the current and anticipated future service requirements of our present customers in New Jersey and Delaware.

Middlesex System

Our Middlesex System obtains water from surface sources and wells, which we call groundwater sources. Surface sources of water provided approximately 70% of the Middlesex System’s water supply in 2002 and 77% in the first nine months of 2003; groundwater from wells provided approximately 23% in 2002 and 16% in the first nine months of 2003; and the balance of 7% in 2002 and 7% in the first nine months of 2003 was purchased from a nonaffiliated water utility. Middlesex System’s distribution storage facilities are used to supply water to its customers at times of peak demand, outages and emergencies.

The principal source of surface water supply for the Middlesex System is the Delaware & Raritan (“D&R”) Canal, which is owned by the State of New Jersey and operated as a water resource by the NJWSA. Middlesex has recently entered into a renewed and modified agreement with the NJWSA, which is effective January 1, 2004 and expires November 30, 2023, and provides an average purchase of 27 million gallons per day (“mgd”) of untreated water from the D&R Canal, augmented by the Round Valley/Spruce Run Reservoir System. The total costs under the predecessor agreements in each of 2002, 2001 and 2000 were $1.9 million and were $1.5 million in the first nine months of 2003. We project that due to the renewed and modified agreement, expenses resulting from this agreement will increase our cost of raw water by at least 8.5% on a going forward basis. Middlesex also has an agreement with a nonaffiliated water utility for the purchase of treated water. This agreement, which expires December 31, 2005, provides for the minimum purchase of 3 mgd of treated water with provisions for additional purchases. The total costs in the first nine months of 2003, and each of 2002, 2001 and 2000 under this agreement were $1.4 million, $1.8 million, $1.7 million and $1.6 million, respectively.

Our Middlesex System also derives water from groundwater sources equipped with electric motor-driven, deepwell turbine-type pumps. The Middlesex System has 31 wells, which provide an aggregate pump capacity of approximately 27 mgd.

Tidewater Systems

Water supply to Delaware customers is derived from the Tidewater Systems’ 213 wells which provided overall system delivery of 1,369 million gallons (“mg”) during 2002, and 228 wells providing 917 mg during the first nine months of 2003. The Tidewater Systems do not have a central treatment facility. Several of its water systems in New Castle, Kent and Sussex Counties, Delaware have interconnected transmission systems. Tidewater continues to submit applications to Delaware regulatory authorities for the approval of additional wells as demand warrants.

Pinelands System

Water supply to our Pinelands System is derived from four wells drilled into the Mt. Laurel aquifer which provided overall system delivery of 155 mg in 2002 and 134 mg during the first nine months of 2003.

Bayview System

Water supply to Bayview customers is derived from two wells, which provided an overall system delivery of 11 mg in 2002, and 8 mg during the first nine months of 2003. Each well has treatment facilities. Bayview has completed the replacement of its entire distribution system with approximately 16,000 feet of mains, valves and hydrants.

Pinelands Wastewater System

The Pinelands Wastewater System discharges into the South Branch of the Rancocas Creek through a tertiary treatment plant that provides clarification, sedimentation, filtration and disinfection. The total capacity of the plant is 0.5 mgd. Current average flow is 0.3 mgd. Pinelands has a current valid discharge permit issued by the New Jersey Department of Environmental Protection (“DEP”).

Utility Plant

The water utility plant in our systems consist of source of supply, pumping, water treatment, transmission and distribution, general facilities and all appurtenances, including all connecting pipes.

Middlesex System

The Middlesex System’s principal source of surface supply is the D&R Canal owned by the State of New Jersey and operated as a water resource by the NJWSA.

Water is withdrawn from the D&R Canal at New Brunswick, New Jersey through our intake and pumping station located on state-owned land bordering the canal. It is transported through our 54 inch supply main for treatment and distribution at the CJO Plant. The design capacity of our raw water supply main is 55 mgd. Facilities at the CJO Plant consist of source of supply, pumping, water treatment, transmission, storage, laboratory and general facilities. In 2000, we substantially completed the upgrade and expansion of the CJO Plant, which began in 1997. We monitor water quality at the CJO Plant, each well field and throughout the distribution system to determine that federal and state water quality standards are met.

The design capacity of the intake and pumping station in New Brunswick, New Jersey, and the raw water supply main located there, is 80 mgd. The four electric motor-driven, vertical turbine pumps presently installed have an aggregate design capacity of 82 mgd. Associated facilities are the 4,900 feet of 54-inch reinforced concrete water main connecting the intake and pumping station with the CJO Plant, 23,200 feet of 48-inch reinforced concrete transmission main connecting the CJO Plant to our distribution pipe network, and related storage, pumping, control, laboratory and other facilities. We also have a 58,600 foot transmission main, a 38,800 foot transmission main, and a long-term, nonexclusive agreement with the East Brunswick system, all used to transport water to several of our contract customers.

The CJO Plant includes chemical storage and chemical feed equipment, two dual rapid mixing basins, four upflow clarifiers which are also called superpulsators, four underground reinforced chlorine contact tanks, twelve rapid filters containing gravel, sand and anthracite for water treatment and a steel washwater tank. The plant also includes a computerized Supervisory Control and Data Acquisitions (“SCADA”) system to monitor and control the CJO Plant and the water supply and distribution system in the Middlesex System. The firm design capacity of the CJO Plant is now 45 mgd (60 mgd maximum capacity). The main pumping station at the CJO Plant has a design capacity of 90 mgd. The four electric motor-driven, vertical turbine pumps presently installed have an aggregate capacity of 72 mgd.

In addition to the main pumping station at the CJO Plant, there is a 15 mgd auxiliary pumping station located in a separate building. It has a dedicated substation and emergency power supply provided by a diesel-driven generator. It pumps from the 10 mg distribution storage reservoir directly into the distribution system.

Middlesex System’s storage facilities consist of a 10 mg reservoir at the CJO Plant, 5 mg and 2 mg reservoirs in Edison (Grandview), a 5 mg reservoir in Carteret (Eborn) and a 2 mg reservoir at the Park Avenue Well Field.

We own the properties in New Jersey on which Middlesex System’s 31 wells are located. We also own our headquarters complex at 1500 Ronson Road, Iselin, New Jersey, consisting of a 27,000 square foot, two story office building and an adjacent 16,500 square foot maintenance facility.

Tidewater Systems

The Tidewater Systems’ storage facilities include 37 storage tanks, with an aggregate capacity of 3.1 mg. Our Delaware operations are managed from Tidewater’s leased offices in Dover, Delaware and Millsboro, Delaware. Tidewater’s Dover, Delaware office property, located on property owned by White Marsh, consists of a 6,800 square foot office building situated on an eleven-acre lot. White Marsh also owns another business site for which it is exploring several options for future use.

Pinelands System

Pinelands Water Company owns well site properties which are located in Southampton Township, New Jersey. Pinelands Water storage facility is a 1.2 mg standpipe.

Pinelands Wastewater System

Pinelands Wastewater Company owns a 12 acre site on which its 0.5 mgd capacity tertiary treatment plant and connecting pipes are located.

Bayview System

Bayview owns two wells, which are located in Downe Township, Cumberland County, New Jersey.

USA-PA, USA and White Marsh

Our non-regulated subsidiaries, namely USA-PA, USA and White Marsh, do not own utility plant property.

Employees

As of September 30, 2003, we had a total of 147 employees in New Jersey, and a total of 60 employees in Delaware. In addition, we lease 37 employees under the USA-PA contract with the city of Perth Amboy, New Jersey. No employees are represented by a union except the leased employees. We believe our employee relations are good. Wages and benefits, other than for leased employees, are reviewed annually and are considered competitive within the industry.

Competition

Our business in our franchised service areas is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide some contract water supply and wastewater services and operations and maintenance services is subject to competition from other public utilities, municipalities and other entities. Although Tidewater has been granted an exclusive franchise for each of its existing community water systems, its ability to expand service areas can be affected by the PSC awarding franchises to other regulated water utilities.

Regulation

We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities. We are also subject to environmental and water quality regulation by the United States Environmental Protection Agency (“EPA”), Delaware Department of Natural Resources and Environmental Control (“DNREC”), Delaware Department of Health and Social Services—Division of Public Health (“DPH”) and the Delaware River Basin Commission (“DRBC”) with respect to operations in Delaware. In addition, our issuances of securities, including the common stock offered under this prospectus, is subject to the prior approval of the BPU.

Regulation of Rates and Services

New Jersey water and wastewater service operations (excluding the operations of USA-PA) are subject to regulation by the BPU. Similarly, our Delaware water service operations are subject to regulation by the PSC. These regulatory authorities have jurisdiction with respect to rates, service, accounting procedures, the issuance of securities and other matters of utility companies operating within the States of New Jersey and Delaware, respectively. For ratemaking purposes, we account separately for operations in New Jersey and Delaware to facilitate independent ratemaking by the BPU for New Jersey operations and the PSC for Delaware operations.

In determining our rates, the BPU and the PSC consider the income, expenses, rate base of property used and useful in providing service to the public and a fair rate of return on that property each within its separate jurisdiction. Rate determinations by the BPU do not guarantee particular rates of return to us for our New Jersey operations nor do rate determinations by the PSC guarantee particular rates of return for our Delaware operations. Thus, we may not achieve the rates of return permitted by the BPU or the PSC.

Middlesex Water Company filed a 17.8% base rate increase petition with the BPU on November 5, 2003. Increased operating expenses and utility plant investment necessitated the rate increase request. Further, on November 24, 2003, Tidewater filed for an increase in its DSIC with the PSC. Rate increases attributable to a DSIC are limited to 5% in a twelve month period. The additional increase in this request is 2.4% and would be effective January 1, 2004. When added to the existing DSIC rate, the new rate would be 4.89% over base rates. Tidewater believes it will be necessary to file for a base rate increase by early spring, 2004. In accordance with the tariff established for Southern Shores, a rate increase based on the Consumer Price Index will be implemented on January 1, 2004. Other than rates for the Southern Shores system, there can be no assurance that any rate increases will be granted or, if granted, that they will be in the amounts we requested. Further, we expect to file a base rate increase petition with the BPU for Pinelands prior to December 31, 2003, requesting up to an overall increase for those systems of approximately 20%.

Water Quality and Environmental Regulations

Both the EPA and the DEP regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water, as do the EPA, DNREC, DPH and DRBC with respect to operations in Delaware.

Federal, New Jersey and Delaware regulations adopted over the past five years relating to water quality require us to perform expanded types of testing to insure that our water meets state and federal water quality requirements. In addition, environmental regulatory agencies are reviewing current regulations governing the limits of certain organic compounds found in the water as byproducts of treatment. We participate in industry-related research to identify the various types of technology that might reduce the level of organic, inorganic and synthetic compounds found in the water. The cost to water companies of complying with the proposed water quality standards depends in part on the limits set in the regulations and on the method selected to implement such reduction. We believe the CJO Plant capabilities put us in a strong position to meet any such future standards with regard to our Middlesex System. We use regular testing of our water to determine compliance with existing federal, New Jersey and Delaware primary water quality standards, and believe that expansion will allow us to be in a stronger position to meet any such future regulations regarding our Middlesex System.

Well treatment in our Tidewater Systems is by chlorination and, in some cases, pH correction and filtration. Treatment in the Pinelands System (disinfection only) is done at individual well sites.

As more fully discussed in our most recent Annual Report on Form 10-K, we are subject to EPA regulations as to maximum contaminant levels under the Federal Safe Drinking Water Act. There are also similar state regulations by the DEP in New Jersey.

The DEP and the DPH monitor our activities and review the results of water quality tests that we perform for adherence to applicable regulations. Other regulations applicable to us include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule.

MANAGEMENT

This table lists information concerning our senior management team:

Name	Age	Position(s)
Dennis G. Sullivan	62	President and Chief Executive Officer
A. Bruce O’Connor	45	Vice President, Controller and Chief Financial Officer
Ronald F. Williams	54	Vice President–Operations and Chief Operating Officer
Marion F. Reynolds	64	Vice President, Secretary and Treasurer
Kenneth J. Quinn	55	General Counsel and Assistant Secretary
James P. Garrett	57	Assistant Vice President–Human Resources
Richard M. Risoldi	47	Assistant Vice President of Operations
Gerard L. Esposito	52	President, Tidewater Utilities, Inc.

Dennis G. Sullivan–Mr. Sullivan has been a Director of Middlesex since October 1999. Mr. Sullivan was hired in 1984 as Corporate Attorney, responsible for general corporate internal legal matters. He was elected Assistant Secretary-Assistant Treasurer in 1988 and Vice President and General Counsel in 1990. He is chairman of the Board and Director of Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Bayview Water Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc. and Bayview Water Company. He is also a Director of the New Jersey Utilities Association and the National Association of Water Companies.

A. Bruce O’Connor–Mr. O’Connor, a Certified Public Accountant, joined the Company in 1990 as Assistant Controller and was elected Controller in 1992 and Vice President in 1995. He was elected Vice President and Controller and Chief Financial Officer in May 1996. He is responsible for financial reporting, customer service, rate cases, cash management and financings. He was formerly employed by Deloitte & Touche LLP, a certified public accounting firm from 1984 to 1990. He is Treasurer and Director of Tidewater Utilities, Inc., Bayview Water Company and Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates, Inc., and White Marsh Environmental Systems, Inc. He is Vice President and Treasurer and Director of Pinelands Water Company and Pinelands Wastewater Company.

Ronald F. Williams–Mr. Williams was hired in March 1995 as Assistant Vice President–Operations, responsible for the Company’s Engineering and Distribution Departments. He was elected Vice President–Operations in October 1995. He was formerly employed with the Garden State Water Company as President and Chief Executive Officer since 1991. He is a Director and President of Utility Service Affiliates (Perth Amboy) Inc., and Director of Utility Service Affiliates, Inc., Pinelands Water Company and Pinelands Wastewater Company.

Marion F. Reynolds–Ms. Reynolds, who had been Secretary-Treasurer since 1987 was elected Vice President, Secretary and Treasurer in 1993. Prior to her election she had been employed by Public Service Electric and Gas Company, Newark, New Jersey since 1958, and was elected Assistant Corporate Secretary in 1976. She is Secretary of Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company and Bayview Water Company and Secretary and a Director of Utility Service Affiliates (Perth Amboy) Inc., and Utility Service Affiliates, Inc.

Kenneth J. Quinn–Mr. Quinn joined the Company in 2002 as General Counsel and was elected Assistant Secretary in 2003. He has been engaged in the practice of law for 29 years and prior to joining the Company he had been employed by the law firm of Schenck, Price, Smith and King in Morristown, New Jersey. Prior to that, Mr. Quinn spent 10 years as in-house counsel to two major banking institutions located in New Jersey. In May 2003, he was elected Assistant Secretary of Tidewater Utilities, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates (Perth Amboy) Inc., Bayview Water Company and White Marsh Environmental Systems, Inc. He is a member of the New Jersey State Bar Association and is also a member of the Public Utility Law Section of the Bar.

James P. Garrett–Mr. Garrett joined the Company in May, 2003 as Assistant Vice President–Human Resources. Prior to his hire, Mr. Garrett was employed by Toys “R” Us, Inc. from 1980-2003, most recently as Director of Organizational Development. Mr. Garrett is responsible for all human resource programs and activities at Middlesex Water Company, Inc; Pinelands Water Company; Pinelands Waste Water Company; Bayview Water Company; Utility Services Affiliates, Inc; Tidewater Utilities, Inc. and White Marsh Environmental Systems, Inc.

Richard M. Risoldi–Mr. Risoldi joined the Company in 1989 as Director of Production, responsible for the operation and maintenance of the Company’s treatment and pumping facilities. He was appointed Assistant Vice President of Operations in January 2003. He was formally employed by the Trenton Water Utility and the North Jersey Water Supply Commission. He is a Director of Tidewater Utilities, Inc. and White Marsh Environmental Systems Inc. He is also serves as Director and President of Pinelands Water Company, Pinelands Wastewater Company, Bayview Water Company and Utility Service Affiliates, Inc.

Gerard L. Esposito–Mr. Esposito joined the Company in 1998 as Executive Vice President. Prior to joining the Company he worked for 22 years in various executive positions for Delaware environmental protection and water quality governmental agencies. In 1989, Mr. Esposito became the Director of the Delaware Division of Water Resources, responsible for the administration of all of Delaware’s water pollution, water supply, water quality, wetlands and environmental laboratory programs. He is a director of Tidewater Utilities, Inc. and also serves as a director and president of Whitemarsh Environmental Systems, Inc.

DESCRIPTION OF CAPITAL STOCK

All share and per share amounts discussed herein reflect the four-for-three common stock split effective November 14, 2003. Our authorized capital stock consists of 20,000,000 shares of common stock, without par value, 140,497 shares of Cumulative Preferred Stock, without par value, and 100,000 shares of Cumulative Preference Stock, without par value. As of October 31, 2003, there were 10,547,180 shares of common stock outstanding, four series of Cumulative Preferred Stock representing a total of 37,898 shares outstanding and no shares of the Cumulative Preference Stock outstanding. The issuance of the common stock offered hereby is subject to approval by the BPU.

The transfer agent for the common stock is Registrar and Transfer Company. Our outstanding common stock is traded on the Nasdaq National Market System.

Certain New Jersey state laws and provisions in our Restated Certificate of Incorporation may deter or prevent a change in control of us and/or a change in management, even if desired by a majority of the shareholders.

The following is a brief summary of certain information relating to our common stock, Preferred Stock and Preference Stock. This summary does not purport to be complete and is intended to outline such information in general terms only.

Dividend Rights

Our Restated Certificate of Incorporation provides that whenever full dividends have been paid on the Preferred Stock and the Preference Stock outstanding for all past quarterly periods, the Board of Directors may declare and pay dividends on the common stock out of legally available funds.

The dividend rate for our varying classes of Preferred Stock is as follows: $7 per share per annum for the $7 Series Cumulative Preferred Stock, $4.75 per share per annum for the $4.75 Series Cumulative Preferred Stock, $7 per share per annum for the $7 Cumulative and Convertible Preferred Stock, and $8 per share per annum for the $8 Series Cumulative and Convertible Preferred Stock.

Voting Rights

Every holder of the common stock is entitled to one vote for each share held of record. Our Restated Certificate of Incorporation and By-laws provide for a Board of Directors divided into three classes of directors serving staggered three-year terms. A classified board has the effect of increasing the time required to effect a change in control of the Board of Directors. Our By-laws provide that nominations for directors must be (i) made in writing, (ii) received by the Secretary of the Company not less than 21 days prior to the date fixed for the meeting of shareholders and (iii) accompanied by the written consent of the nominee to serve as a director. In addition, the Restated Certificate of Incorporation provides that the By-laws may only be amended by shareholders if the holders of two-thirds or more of the issued and outstanding shares of common stock vote for the amendment. Our Restated Certificate of Incorporation also provides that shareholders may take action only at an annual or special meeting upon prior notice and pursuant to a vote.

No holder of Preferred Stock or Preference Stock (none of which Preference Stock has been issued) has any right to vote for the election of directors or, except as otherwise required by law, for any other purpose; provided, however, that if and whenever dividends on the outstanding Preferred Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preferred Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the directors elected by the holders of the common stock. Whenever dividends on the outstanding Preference Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preference Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the members elected by the holders of the common stock and by the holders of the Preferred Stock. In addition, unless certain tests set forth in our charter are met, the consent of the holders of a majority of the outstanding shares of Preferred Stock of all series, voting as a class, is required for issuance or sale of any additional series of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or distributions. The consent of the holders of two-thirds in interest of the outstanding Preferred Stock of all series, voting as a class, is required to create or authorize any stock ranking prior to the Preference Stock as to dividends or in liquidation, or to create or authorize any obligation or security convertible into shares of any such stock, except that such consent is not required with respect to any increase in the number of shares of Preferred Stock which we are authorized to issue or with respect to the creation and establishment of any series of our Preferred Stock.

Convertibility

The conversion feature of the no par $7.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares of preferred stock to exchange one convertible preferred share for nine shares of our common stock. In addition, we may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of twelve (12) shares of our common stock for each share of convertible stock redeemed.

The conversion feature of the no par $8.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares to exchange one convertible preferred share for 13.714 shares of our common stock. The preferred shares are convertible at the election of the security holder until 2004. After that time, both we and the holders of the $8.00 Series Cumulative and Convertible Preferred Stock and have the right to convert the shares of preferred stock into our common stock.

Liquidation Rights

Holders of common stock are entitled to share on a pro-rata basis, subject to the rights of holders of our First Mortgage Bonds, Preferred Stock or Preference Stock, in our assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up.

Restriction on Acquisitions

As a New Jersey corporation with its headquarters and principal operations in the state, we are a “resident domestic corporation” as defined in New Jersey’s Shareholder Protection Act (the “Act”). The Act bars any “business combination” as defined in that Act (generally, a merger or other acquisition transaction) with any person or affiliate of a person who owns 10% or more of the outstanding voting stock of a resident domestic corporation for a period of five years after such person first owns 10% or more of such stock, unless the “business combination” both is approved by the board of directors of the resident domestic corporation prior to the time that person acquires 10% or more of the resident domestic corporation’s voting stock and meets certain other statutory criteria.

DIVIDEND REINVESTMENT PLAN

We have a Dividend Reinvestment and Common Stock Purchase Plan (“DRIP”) under which participating shareholders may have cash dividends on all or a portion of their shares of common stock or Cumulative Preferred Stock automatically reinvested in newly issued shares of common stock and may invest at the same time up to an additional $25,000 per quarter in newly issued shares of common stock. Under the DRIP, we may permit the purchase of shares of common stock at ninety-five (95) percent of market value for specified periods as announced us from time to time. We last authorized the purchase of shares of common stock at ninety-five percent (95%) of market value during the period of February 28, 2003 to September 2, 2003. As currently in effect, any purchase of shares under the DRIP is at full market value. No commission or service charge is paid by participants in connection with any of their purchases under the DRIP. The number of shares authorized under the DRIP is 1,700,000 shares. The cumulative number of shares issued under the DRIP as of December 31, 2002 is 1,089,831.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated , 2003, the underwriters named below, for whom Janney Montgomery Scott LLC and Edward D. Jones & Co., L.P. are serving as the representatives (the “Representatives”), have severally agreed to purchase, and we have agreed to sell to the underwriters, the aggregate number of shares of common stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares
Janney Montgomery Scott LLC
Edward D. Jones & Co., L.P.

Total	700,000

The underwriting agreement provides that obligations of the underwriters to purchase the shares and accept the delivery of the common stock that are being offered are subject to the approval of certain legal matters by counsel to the underwriters and to certain other conditions. Each underwriter is obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if it purchases any of the shares of common stock.

The underwriters propose to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriters.

The offering of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any order for the purchase of common stock in whole or in part.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriter Discounts and Commissions to be paid by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $        .

We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 100,000 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of common stock proportionate to such underwriter’s initial commitment as indicated in the table above that lists the underwriters.

In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

Additionally, the underwriters may engage in syndicate covering transactions, which involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

In connection with this offering, the underwriters, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Each underwriter does not intend to confirm sales of the common stock to any accounts over which it exercises discretionary authority.

Our directors, executive officers and certain of our other shareholders have agreed that they will not, without the Representatives’ prior written consent for a period of 90 days after the effective date of the Registration Statement, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into, or exercisable or exchangeable for, common stock of the Company (other than shares issuable pursuant to a plan for employees in effect on the date of this prospectus).

We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

LEGAL MATTERS

Certain legal matters in connection with the validity of the common stock offered hereby will be passed upon for us by Norris, McLaughlin & Marcus, P.A., Somerville, New Jersey. Walter G. Reinhard, Esq., a member of the firm of Norris, McLaughlin & Marcus, P.A., is one of our Directors and owns 1,453 of our shares. Certain legal matters will be passed upon for the Underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any of the reports and other information we file at the Commission’s public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public over the Internet at the Commission’s web site which is located at the following address: http://www.sec.gov.

This prospectus is a part of a registration statement on Form S-3 (which, together with all exhibits filed along with it, will be referred to as the “Registration Statement”) which we filed with the Commission to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the Registration Statement, including its exhibits, but are left out of this prospectus in accordance with the rules and regulations of the Commission. To see more detail, you may wish to review the Registration Statement and its exhibits. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission’s rules allow us to “incorporate by reference” the information we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which already have been filed with the Commission, and certain information we may file in the future will automatically update and take the place of information already filed. The following documents are incorporated by reference: (a) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; (b) our Annual Report on Form 10-K for the year ended December 31, 2002; (c) our Current Reports on Form 8-K filed on April 30, 2003, July 31, 2003, September 16, 2003, October 31, 2003 and November 6, 2003.

In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before this stock offering ends, shall also be incorporated by reference in this prospectus.

You may request a copy of any of these filings. Such requests should be directed to: Ms. Marion F. Reynolds, Vice President, Secretary and Treasurer, Middlesex Water Company, 1500 Ronson Road, Iselin, New Jersey 08830, Phone No. (732) 634 -1500. You will not be charged for these copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

700,000 Shares

Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

EDWARD D. JONES & CO., L.P.

The date of this prospectus is                     , 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with this Offering (all amounts are estimated except the registration fee) are as follows:

Item	To Be Paid By The Company
Securities and Exchange Commission registration fee	$1,215
National Association of Securities Dealers, Inc. fee	2,002
Nasdaq listing fee	8,000
Accounting fees and expenses	25,000
Legal fees and expenses	70,000
Printing	25,000
Blue Sky fees and expenses	2,000
Transfer agent fees and expenses	1,000
Miscellaneous	5,783

Total	$140,000

Item 15.    Indemnification of Directors and Officers

Section 14A:3-5 of the New Jersey Business Corporation Act (the “NJBCA”) gives the Company power to indemnify each of its directors and officers against expenses and liabilities in connection with any proceeding involving him by reason of his being or having been a director or officer if (a) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and (b) with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, in a proceeding by or in the right of the Company, there shall be no indemnification in respect of any liabilities or expenses if the officer or director shall have been adjudged liable to the Company unless the Court in such proceeding determines he is entitled to indemnity for such liabilities and/or expenses. No indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Company and its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit. The NJBCA defines an act or omission in breach of a person’s duty of loyalty as an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which he has a material conflict of interest. If a director or officer is successful in a proceeding, the statute mandates that the Company indemnify him against expenses.

Article V of the Company’s By-laws provides:

“Any present or future director or officer of the Company and any present or future director or officer of any other corporation serving as such at the request of the Company because of the Company’s interest in such other corporation, or the legal representative of any such director or officer, shall be indemnified by the Company against reasonable costs, expenses (exclusive of any amount paid to the Company in settlement), and counsel fees paid or incurred in connection with any action, suit, or proceeding to which any such director or officer or his legal representative may be made a party by reason of his being or having been such director or officer, provided, (1) said action, suit, or proceeding shall be prosecuted against such director or officer or against his legal representative to final determination, and it shall not be finally adjudged in said action, suit, or proceeding that he had been derelict in the performance of his duties as such director or officer, or (2) said action, suit or proceeding shall be settled or otherwise terminated as against such director or officer or his legal representative without a final determination on the merits, and it shall be determined by the Board of Directors (or, at the option of the Board of Directors, by a disinterested person or persons selected by the Board of Directors to determine the matter) that said director or officer had not in any substantial way been derelict in the performance of his duties as charged in such action, suit, or proceeding. The right of indemnification provided by this By-law shall be in addition to and not in restriction or limitation of any other privilege or power which the Company may have with respect to the indemnification or reimbursement of directors, officers, or employees.”

The Company has in effect a $20 million policy of insurance indemnifying it against certain liabilities to directors and officers of the Company, and indemnifying directors and officers of the Company against certain of the liabilities which they may incur in acting in their capacities as such, all within specific limits. The insurance was purchased from the Federal Insurance Company, a subsidiary of the Chubb Group of Insurance Companies, for a term expiring May 31, 2004.

Pursuant to Section 14A:2-7 of the NJBCA, the Company’s shareholders adopted an amendment to the Company’s Certificate of Incorporation which provides that a director or officer shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Company or its shareholders, (b) not in good faith or involving a knowing violation of law or (e) resulting in receipt by such person of an improper personal benefit.

Item 16.    Exhibits

Exhibits designated with an asterisk (*) are filed herewith. Exhibits designated with two asterisks (**) will be filed by amendment. The exhibits not so designated have heretofore been filed with the Commission and are incorporated herein by reference to the documents indicated.

Exhibit No.	Document Description

1.1**	Form of Underwriting Agreement.

4.1	Form of Common Stock Certificate, is incorporated by reference to Exhibit 2(a) filed with the Company’s Registration Statement No. 2-55058.

4.2	Articles 7A through 7F, 8, 9 and 10 of the Restated Certificate of Incorporation as amended are incorporated herein by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the Year ended December 31, 1998.

4.3*	Certificate of Correction of Middlesex Water Company filed with the State of New Jersey on April 30, 1999.

4.4*	Certificate of Amendment to the Restated Certificate of Incorporation Middlesex Water Company, filed with the State of New Jersey on February 17, 2000.

4.5*	Certificate of Amendment to the Restated Certificate of Incorporation Middlesex Water Company, filed with the State of New Jersey on June 5, 2002.

5*	Opinion of Counsel Re: Legality of Securities Registered.

23.1*	Independent Auditors’ Consent

23.2*	Consent of Counsel is included in its legal opinion filed as Exhibit 5.

24	Power of Attorney (is included as a part of the signature page of this registration statement).

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be available to directors, officers and controlling persons of the Company pursuant to the New Jersey Business Corporation Act, the By-laws of the Company, the Underwriting Agreement, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

(1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Woodbridge, State of New Jersey on the 26th day of November, 2003.

MIDDLESEX WATER COMPANY

By	/s/ DENNIS G. SULLIVAN
DENNIS G. SULLIVAN
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis G. Sullivan and A. Bruce O’Connor, and either of them (with full power in each to act alone), his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/ DENNIS G. SULLIVAN Dennis G. Sullivan	President, Chief Executive Officer and Director	November 26, 2003

/s/ J. RICHARD TOMPKINS J. Richard Tompkins	Chairman of the Board	November 26, 2003

/s/ JOHN C. CUTTING John C. Cutting	Director	November 26, 2003

/s/ JOHN P. MULKERIN John P. Mulkerin	Director	November 26, 2003

/s/ STEPHEN H. MUNDY Stephen H. Mundy	Director	November 26, 2003

/s/ WALTER G. REINHARD Walter G. Reinhard	Director	November 26, 2003

/s/ ANNETTE CATINO Annette Catino	Director	November 26, 2003

/s/ JOHN R. MIDDLETON, M.D. John R. Middleton	Director	November 26, 2003

/s/ JEFFRIES SHEIN Jeffries Shein	Director	November 26, 2003

/s/ A. BRUCE O’CONNOR A. Bruce O’Connor	Vice President and Controller (Chief Financial Officer)	November 26, 2003

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